UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: January 2021

Commission file number: 001-39557

SIYATA MOBILE INC.

(Translation of registrant’s name into English)

2200 - 885 West Georgia Street

Vancouver, BC V6C 3E8

514-500-1181

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

Private Placement Offering

On December 31, 2020, Siyata Mobile, Inc., or the Registrant, entered into and closed definitive securities purchase agreements, or a Purchase Agreement, with certain Israeli and Canadian investors, to purchase 129,450 units with each unit consisting of 10 common shares and a warrant to purchase up to 10 common shares, or the Warrant, at a purchase price of $100.00 per unit in a private placement offering, or the Offering. Each Warrant is exercisable immediately, has a term of 42 months and has an exercise price of $11.50 per share. The total gross proceeds to the Registrant from the Offering, excluding fees and expenses, totals approximately $12.95 million. The closing of the Offering occurred on December 31, 2020.

The Registrant retained Orion Underwriting and Issuances Ltd. to serve as its placement agent with respect to the Israeli investors participating in the Offering. The Registrant has agreed to pay the placement agent a cash fee equal to 5% of the gross proceeds raised in the Offering, a cash fee equal to 3% of the gross proceeds from the exercise of any Warrants, and warrants to purchase an aggregate of 5% of the number of Warrants sold in the Offering.

The Company’s press release containing additional details of the Offering is filed as Exhibit 99.1 hereto. A copy of the form of Warrant is filed as Exhibit 4.1 to this Report and is incorporated by reference herein. The foregoing summary of the Warrant is subject to, and is qualified in its entirety by reference to, such exhibit.

This Report shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. This Report shall not constitute an offer to sell or the solicitation to buy nor shall there be any sale of the securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Exhibit No.	Description
4.1	Form of Warrant
99.1	Press Release issued by Siyata Mobile Inc. on January 4, 2020 titled “Siyata Mobile Inc. Closes US$13MM Private Placement Led by Phoenix Fund.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIYATA MOBILE INC.
(Registrant)

By:	/s/ Marc Seelenfreund
Name:	Marc Seelenfreund
Title:	Chief Executive Officer

Date: January 4, 2021

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